Exhibit 12.1

Calculation of Earnings to Fixed Charges

(in thousands)
	Fiscal Years Ended August 31,
Calculation of Earnings:	2013	2014	2015	2016	2017
Net income attributable to Jabil Inc.	$371,482	$241,313	$284,019	$254,095	$129,090
Discontinued operations (income) loss, net of tax	(50,608)	(243,853)	8,573	—	—
Income tax expense of continuing operations	7,631	73,711	137,461	132,149	129,066

Income from continuing operations before tax	$328,505	$71,171	$430,053	$386,244	$258,156

Plus:
Fixed charges	$148,281	$163,071	$163,207	$177,793	$178,194
Amortization of previously capitalized interest	—	252	426	—	298
Less:
Capitalized interest	(252)	(426)	—	(1,114)	(1,037)

Total earnings	$476,534	$234,068	$593,686	$562,923	$435,611

Calculation of Fixed Charges:
Interest on all indebtedness and amortization of debt discount and expense (including continuing and discontinued operations)	$121,062	$128,064	$128,091	$136,536	$138,074
Capitalized interest	252	426	—	1,114	1,037
Interest factor attributable to rentals (including continuing and discontinued operations)	26,967	34,581	35,116	40,143	39,083

Total fixed charges	$148,281	$163,071	$163,207	$177,793	$178,194

Ratio of Earnings to Fixed Charges	3.2x	1.4x	3.6x	3.2x	2.4x